Via Facsimile and U.S. Mail
Mail Stop 4720

February 17, 2010

Mr. Robert C. Kill
President and Chief Executive Officer
Virtual Radiologic Corporation
5995 Opus Parkway, Suite 200
Minnetonka, Minnesota 55343

Re: **Virtual Radiologic Corporation**
        Form 10-K for Fiscal Year Ended December 31, 2008
        Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
        File No. 001-33815

Dear Mr. Kill:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief